FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-265877

DATED MAY 15, 2023

STATE STREET CORPORATION

$1,000,000,000 Fixed-to-Floating Rate Senior Notes due 2026

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	Fixed-to-Floating Rate Senior Notes due 2026

Aggregate Principal Amount:	$1,000,000,000

Trade Date:	May 15, 2023

Settlement Date*:	May 18, 2023 (T + 3)

Maturity Date:	May 18, 2026

Price to Public (Issue Price):	100%

Fixed Rate Benchmark Treasury:	3.875% Notes due April 30, 2025

Benchmark Treasury Price and Yield:	99-24 1⁄4; 4.004%

Fixed Rate Spread to Benchmark Treasury:	+110 basis points

Fixed Rate Period:	From, and including, May 18, 2023, to, but excluding, May 18, 2025

Floating Rate Period:	From, and including, May 18, 2025, to, but excluding, the maturity date

Fixed Rate Coupon:	5.104%, payable semi-annually in arrears during the fixed rate period

Floating Period Base Rate:	SOFR (compounded daily over a quarterly interest payment period in accordance with the specific formula described in the Preliminary Prospectus Supplement).

Floating Rate Spread:	+113.0 basis points. In no event will the interest payable in respect of any interest payment period be less than zero

Interest Payment Dates:	Fixed rate period: Each May 18 and November 18, commencing on November 18, 2023 and including May 18, 2025

Floating rate period: the second business day following each floating rate period end date; provided, that the interest payment date with respect to the final interest payment period will be the maturity date. If the scheduled maturity date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date.

Optional Redemption:	The Issuer may redeem the notes, at its option, in whole, but not in part, on, and only on, May 18, 2025 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Calculation Agent:	State Street Bank, an affiliate thereof or any other bank or other entity as the Issuer may appoint

Day Count Convention:	Fixed rate period: 30/360 Floating rate period: Actual/360

Business Day:	Fixed rate period: Boston and New York Floating rate period: Boston and New York

Business Day Convention:	Fixed rate period: Following Floating rate period: Modified following, adjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477CB7

ISIN:	US857477CB77

Expected Ratings**:	A1 / A / AA- (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Samuel A. Ramirez & Company, Inc.

Co-Managers:	CAVU Securities, LLC Independence Point Securities LLC Siebert Williams Shank & Co., LLC

All terms used and not otherwise defined in this final pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated May 15, 2023 (the “Preliminary Prospectus Supplement”).

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1 (800) 294-1322, Deutsche Bank Securities Inc. toll free at 1 (800) 503-4611, Goldman Sachs & Co. LLC toll free at 1 (866) 471-2526 or Samuel A. Ramirez & Company, Inc. toll free at 1 (800) 888-4086.

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing term sheet nor the Preliminary Prospectus Supplement nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this pricing term sheet nor the Preliminary Prospectus Supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

*

The underwriters expect to deliver the notes to purchasers on or about May 18, 2023, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the settlement date should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.